Mail Processing Section

FEB 29 2008

Washington, DC
101

08028439

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66963

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Direct Edge ECN LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Washington Blvd
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glen Badach 201-942-8206
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

STATE OF NEW JERSEY

COUNTY OF HUDSON

We, the undersigned officers of the firm of Direct Edge ECN LLC, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Direct Edge ECN LLC for the year ended December 31, 2007 are true and correct. We further affirm that neither the Company nor any principal officer or member has any proprietary interest in any account classified solely as that of a customer.

William O'Brien
Chief Executive Officer

Glen Badach
Controller

Notary Public

Sworn to and subscribed before me this 27th day of February 2008.

MARIELA IRIZARRY
Notary Public, State of New Jersey
No. 2334441
Qualified in Hudson County
Commission Expires September 15, 2010

Direct Edge ECN LLC
Statement of Financial Condition
December 31, 2007

Direct Edge ECN LLC
Index
December 31, 2007

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Direct Edge ECN LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Direct Edge ECN LLC (the "Company") at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2008

Direct Edge ECN LLC
Statement of Financial Condition
December 31, 2007

Assets	
Cash and cash equivalents	$ 26,721,066
Securities owned	759,909
Receivables from brokers, dealers and clearing organizations	29,144,410
Fixed assets, at cost, less accumulated depreciation and amortization of $4,055,852	3,438,404
Goodwill	10,953,202
Other assets	699,560
Total assets	$ 71,716,551
Liabilities and Member's Equity	
Liabilities	
Payable to brokers and dealers	$ 14,107,136
Securities sold, not yet purchased	751,477
ECN rebates payable	2,507,628
Accrued compensation expense	3,379,030
Accrued expenses and other liabilities	768,873
Total liabilities	21,514,144
Commitments and contingent liabilities (Note 6)	
Member's equity	
Total member's equity	$ 50,202,407
Total liabilities and member's equity	$ 71,716,551

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of the Business

Direct Edge ECN LLC, (the "Company"), a Delaware limited liability company, operates as an electronic communications network ("ECN"). The ECN is a liquidity destination offering the ability to match or route trades in Nasdaq Global Market, Nasdaq Global Select Market, Nasdaq Capital Market and New York Stock Exchange and American Stock Exchange listed securities by displaying orders in the National Stock Exchange or the FINRA Alternative Display Facility. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), National Stock Exchange, Chicago Stock Exchange, CBOE Stock Exchange, International Securities Exchange, Nasdaq Stock Market, and New York Stock Exchange. The Company's sole member is Direct Edge Holdings LLC ("Direct Edge Holdings").

The Company was formed on April 19, 2005 as Centralized Algorithmic Network LLC and was renamed Direct Edge ECN LLC on August 23, 2005. The Company remained inactive until October 21, 2005 when Knight Capital Group ("KCG") acquired the business of the ATTAIN ECN from Domestic Securities, Inc., a privately held company, and certain of its shareholders, and contributed this business and its related assets consisting of software of $3.0 million, fixed assets of $320,618 and goodwill of $7.8 million, to the Company. The Company commenced operations on October 24, 2005.

After the close of business on July 23, 2007 and September 28, 2007, Direct Edge Holdings issued equity interests to Citadel Derivatives Group LLC ("Citadel") in exchange for cash. Immediately following the September 28, 2007 issuance to Citadel, KCG and Citadel sold a portion of their equity interests in Direct Edge Holdings to The Goldman Sachs Group, Inc. ("Goldman") for cash. The transactions resulted in ownership interests of KCG, 38%, Citadel, 31% and Goldman Sachs, 31%.

2. Significant Accounting Policies

Use of Estimates

The preparation of this financial statement in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents represent money market accounts which are payable on demand, or short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. As of December 31, 2007 the balance principally consist of money market accounts.

ECN Activities

Commissions receivable on ECN transactions and ECN rebates payable, are recorded on a trade date basis. ECN rebates represent payments to other broker-dealers for directing their order executions to the Company.

Estimated Fair Value of Financial Instruments
Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Depreciation and Amortization
Fixed assets are being depreciated on a straight-line basis over their estimated useful lives of three to seven years. In accordance with Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," the Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years.

Goodwill
The Company applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142 *Goodwill and Other Intangible Assets,* which requires that goodwill and intangible assets with an indefinite useful life no longer be amortized, but instead, be tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment.

Stock-based compensation
Prior to September 28, 2007 certain employees of the Company were granted stock-based compensation in KCG company stock. During that period, KCG applied SFAS No. 123-R., *Share-Based Payment.* Accordingly, expense associated with stock-based compensation was allocated by KCG to the Company. Subsequent to September 28, 2007, the expense associated with the stock granted to those employees is covered by KCG.

Income Taxes
Prior to July 23, 2007, the Company was considered a disregarded entity for income tax purposes and was included in the consolidated federal income tax return filed by KCG. In accordance with KCG's tax sharing agreement with the Company (which terminated on July 23, 2007), KCG allocated to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KCG's consolidated net income or loss. With the issued equity interests to Citadel in exchange for cash, the status of the Company changed from a disregarded entity included in KCG's consolidated tax return to a partnership. As such, no taxes have been provided since that date.

3. Receivables from Brokers, Dealers and Clearing Organizations

Receivable from brokers, dealers and clearing organizations represents amounts on deposit with the Company's clearing broker of $1,473,779 and net commissions and fees receivable of $27,670,631.

4. Goodwill

At December 31, 2007, the Company had goodwill of $10,953,202, which resulted from the purchase of the business of the ATTAIN ECN in October of 2005 and contingent payments made in 2006 and 2007.

Under SFAS No. 142, goodwill and the useful lives of intangible assets are tested for impairment, at a minimum, on an annual basis, or when an event occurs or circumstances change that signify the existence of impairment. During 2007, the Company tested for the impairment of goodwill based on profitability, assessment of fair value and overall market value and concluded that there was no impairment.

5. Fixed Assets

Fixed assets comprise the following:

Computer software	$ 5,826,709
Computer hardware	1,607,770
Equipment	59,777
	7,494,256
Less: accumulated depreciation and amortization	(4,055,852)
	$ 3,438,404

6. Commitments and Contingent Liabilities

The Company, from time to time, may be subject to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse outcome with regard to these potential matters would not likely have a material adverse effect on the results of operations or the financial position of the Company.

As part of the ATTAIN ECN acquisition, the Company has an obligation through 2010 to pay Domestic Securities, Inc a yearly adjustment to the purchase price of at least $350,000 per year. This payment may increase based on the Company reaching earnings targets over the obligation period.

7. Significant Customers

The Company considers significant customers to be customers who account for 10% or more of the total equity share volume handled by the Company during the year. Total equity share volume handled by the Company includes the total of all customer shares added to and removed from the ECN (together "Matched Shares") plus total shares sent to the Company and routed out to routing destinations ("Routed Shares"). For the year ended December 31, 2007, one customer (a related party) accounted for more than 10% of total Matched Shares and Routed Shares, accounting for 14% of that amount.

8. Employee Benefit Plans

The Company's employees are eligible to participate in a KCG-sponsored 401(k) profit sharing plan (the "Plan"). Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

9. Related Party Transactions

On July 23, 2007, the Company entered into a Transition Services Agreement ("TSA") with KCG. Under the terms of the agreement, KCG would provide certain technological and administrative services, in addition to facility overhead, to the Company as it transitioned from a wholly-owned subsidiary to a majority-owned subsidiary. The contract remained in effect as the Company transitioned from a majority-owned subsidiary to an independent company.

Three affiliates of the Company are also customers of the ECN operated by the Company. At December 31, 2007, ECN commissions receivable, net of rebates payable, from these affiliates amounted to $18,042,234.

10. Income Taxes

Prior to July 23, 2007 in accordance with KCG's tax sharing agreement with the Company, KCG allocated to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KCG's consolidated net income or loss. With the issued equity interests to Citadel in exchange for cash, the status of the Company changed from a disregarded entity included in KCG's consolidated tax return to a partnership. As such, no taxes have been provided since that date.

The results of the Company's operations prior to July 23, 2007, were included in KCG's consolidated U.S. federal income tax return. The results of the Company's operations are also subject to state taxation in various jurisdictions.

11. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing broker and the Company's broker-dealer customers. Additionally, pursuant to the terms and conditions between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2007, the Company has recorded no liabilities with regard to the right.

The Company maintains its cash and cash equivalents in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk in regards to cash and cash equivalents.

12. Net Capital Requirement

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital.

The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2007, the Company had net capital of $6,794,625 which was $5,410,448 in excess of its required net capital of $1,384,177.

END